EXHIBIT 99.1

POET Technologies Sets Date for Annual and Special Meeting of Shareholders and Grants Options to Directors and Employees

TORONTO, June 15, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced the date of its annual and special meeting of shareholders (the “Meeting”), which will be held via a virtual on-line platform.  In addition, the POET Board of Directors granted options to its non-management directors and to certain officers, employees and consultants of the Company.

Formal notice of the meeting date and record date will be provided as of June 19, 2020.  To ensure the safety of the Company’s employees and shareholders during the COVID-19 pandemic, the Meeting will be held via a virtual on-line platform on August 26, 2020 (the “Meeting Date”). Participants at the Meeting will attend remotely, using an on-line platform, which allows attendees to vote, ask questions and participate electronically in real-time, rather than attend the meeting at a physical venue. Additional information, including the record date, the time and virtual on-line platform for the Meeting will be provided at a later date.  In addition to the election of directors and the ratification of the appointment of the Company’s auditors, POET shareholders will be asked to approve an increase in the Company’s stock option pool.  A management information circular pertaining to the matters to be acted upon at the Meeting will be provided to shareholders of record prior to the Meeting.  The form of the Meeting (i.e., fully or partially virtual) is subject to change, and the Meeting Date is subject to postponement at the discretion of the Company.

As part of the Company’s incentive stock option program, the Board of Directors recently granted a total of 7,114,838 options to purchase common shares to non-management directors, officers, certain employees and consultants of the Company, representing approximately 2.4% of the outstanding common shares of the Company.  The total included 1,714,838 options to non-management directors (0.59%), 4,650,000 to officers (1.6%) and 750,000 to other employees (0.26%).

The options are exercisable for 10 years at a price of CAD$0.53 (US$0.39), which represents the closing price of the Company’s common shares on the TSX Venture Exchange on June 11, 2020. The directors’ options vest quarterly in arrears over each year of service as a director and represent the option portion of directors’ fees for the 12-month period beginning June 15, 2020. All other options granted to officers, employees and consultants vest 25% on the first anniversary of the grant and the balance vests quarterly over a further three-year period thereafter.

The options were granted subject to provisions of the Company’s incentive stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s unaudited interim financial statements and MD&A for the 3-months ended March 31, 2020, which were filed on SEDAR on May 28, 2020.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075